Exhibit 99(a)(1)(E)

Option Exchange Expiration Email:
Sub: Expiration of Offer to Exchange
As of 9:00 p.m. Pacific Time on July 19, 2017, we closed the Fitbit, Inc. offer to exchange certain outstanding options for restricted stock units (the "offer"). If you were an eligible participant who properly elected to participate in the offer by exchanging some or all of your eligible option grants and did so by the deadline, your elected eligible option grants have been accepted for participation in the offer. Such options will be canceled and you will no longer have any rights with respect to those options. You will be granted restricted stock units in exchange for the canceled options on the basis of one RSU for every two surrendered options, rounded down, in accordance with the terms and conditions of the offer.
As described in the offer documents, you will receive restricted stock unit agreement(s) for the restricted stock units that have been granted to you in exchange for your properly tendered and canceled options.
If you have any questions, please contact Fitbit Corporate Legal team by email at [___].